Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For January 29, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

Financial Services Authority
TR1 — Notification of Major Interests in Shares

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Gallaher Group Plc

2.	Reason for the notification (please tick the appropriate box or boxes)
	• An acquisition or disposal of voting rights	☑
	• An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
	• An event changing the breakdown of voting rights	☐
	• Other (please specify):	☐

3.	Full name of person(s) subject to the notification obligation	(1) JTI (UK)Management Ltd;
(2) Japan Tobacco Inc (the 100% shareholder in JTI (UK) Management Ltd); and
(3) The Japanese Ministry of Finance (the 50.00% shareholder in Japan Tobacco Inc.).

4.	Full name of shareholder(s) (if different from 3).	JTI (UK) Management Ltd

5.	Date of the transaction (and date on which the threshold is crossed or reached if different	22 January 2007

6.	Date on which issuer notified:	24 January 2007

7.	Threshold(s) that is/are crossed or reached:	3%, 4% and 5%

8.	Notified details:
A. Voting Rights Attached to Shares

Class/type of
shares if possible	Situation previous to
using the	the Triggering
ISIN CODE	transaction		Resulting situation after the triggering transaction
Number
	Number	of Voting	Number of
	of Shares	Rights	shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect

Ordinary Shares	17,055,000	17,055,000	36,159,250	36,159,250	36,159,250	5.503%	5.503%
ISIN CODE:					Please see Box 9.		Please see Box 9.
GB0003833695	(Below 3%)	(Below 3%)	The number of shares stated above are directly held by JTI (UK) Management Ltd only.	This is the number of voting rights attached to shares held directly by JTI (UK) Management Ltd only.	The indirect voting rights stated above are held through controlled undertakings, being:	The percentage of direct voting rights stated above are held by JTI (UK) Management Ltd only.	The percentage of indirect voting rights stated above are held through controlled undertakings, being:

Class/type of
shares if possible	Situation previous to
using the	the Triggering
ISIN CODE	transaction		Resulting situation after the triggering transaction
Number
	Number	of Voting	Number of
	of Shares	Rights	shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
					(1) Japan Tobacco Inc., through its 100% wholly-owned subsidiary, JTI (UK) Management Ltd.; and		(1) Japan Tobacco Inc., through its 100% wholly-owned subsidiary, JTI (UK) Management Ltd.; and

					(2) the Japanese Ministry of Finance, through its 50.00% holding in Japan Tobacco Inc., which in turn holds 100% of JTI (UK) Management Ltd.		(2) the Japanese Ministry of Finance, through its 50.00% holding in Japan Tobacco Inc., which in turn holds 100% of JTI (UK) Management Ltd.
B. Financial Instruments Resulting situation after the triggering transaction

Number of voting rights that
		Exercise/	may be acquired if the
Type of financial	Expiration	Conversion	instrument is
instrument	date	Period/ Date	exercised/converted.	% of voting rights
n/a	n/a	n/a	n/a	n/a
Total (A+B)

Number of voting rights	% of voting rights

36,159,250 only	5.503% only
9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
1.	As at 22 January 2007, JTI (UK) Management Ltd holds 5.503% of the voting rights of Gallaher Group Plc (being 36,159,250 shares). As such, JTI (UK) Management Ltd has a direct holding of 5.503% of the voting rights in Gallaher Group Plc.

2.	Japan Tobacco Inc. is a 100% shareholder of JTI (UK) Management Ltd and holds 100% of the voting rights in JTI (UK) Management Ltd. As such, Japan Tobacco Inc., through its 100% wholly-owned subsidiary JTI (UK) Management Ltd, has an indirect holding of 5.503% of the votings rights of Gallaher Group Plc (being the same 36,159,250 shares held by JTI (UK) Management Ltd).

3.	The Japanese Ministry of Finance is a 50.00% shareholder of Japan Tobacco Inc., and holds just over 50% of the voting rights attached to shares in Japan Tobacco Inc. The Japanese Ministry of Finance, through its 50.00% holding in Japan Tobacco Inc. (which in turn through its 100% wholly-owned subsidiary JTI (UK) Management Ltd) has an indirect holding of 5.503% of the votings rights of Gallaher Group Plc (being the same 36,159,250 shares held by JTI (UK) Management Ltd).

Proxy Voting

10.	Name of the proxy holder:	n/a

11.	Number of voting rights proxy holder will cease to hold:	n/a

12.	Date on which proxy holder will cease to hold voting rights:	n/a

13.	Additional information:	n/a

14.	Contact name:	Japan Tobacco Inc. and JTI (UK) Management Ltd – Kosei Oda (Legal Counsel)

Freshfields Bruckhaus Deringer, legal advisers to Japan Tobacco Inc. and JTI (UK) Management Ltd – Penny MacRae (Associate)

15.	Contact telephone number:	+81 (3) 5572 3352 – Kosei Oda (Legal Counsel for Japan Tobacco Inc.)

+44 (0) 20 7716 4251 – Penny MacRae, Associate Freshfields Bruckhaus Deringer

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Robin Miller
	Name:	Robin Miller
Date: January 29, 2007	Title:	Deputy Company Secretary